NEC

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku, Kawasaki,
Kanagawa 211-8668, Japan



April 6, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"). On June 16, 2003, NEC Electronics Corporation (the "Company") submitted an application for an exemption from the registration requirements of Section 12(g) of the Act that is available to foreign private issuers pursuant to Rule 12g3-2(b) under the Act. This document is being furnished in accordance with the undertakings in that application letter.

This document is furnished with the understanding that such document will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-44-435-1664.

Sincerely,



Hisashi Saito



Corporate Communications
NEC Electronics Corporation

BY Express Mail
Enclosures

NEWS RELEASE

NEC

Press Contact:
Seiko Yabuuchi
NEC Electronics Corporation
+81-44-435-1664
press@necel.com

NEC Electronics Announces Establishment of New Subsidiary Company and Integration of Two Assembly and Testing Subsidiaries

KAWASAKI, Japan, April 1, 2004 — NEC Electronics Corporation today announced separation and transfer of operations of two company divisions to incorporate a new subsidiary company and integration of assembly and testing operations of two manufacturing subsidiaries. Two divisions of NEC Electronics, ULSI Manufacturing Engineering Division and Advanced SoC Line Operation Division, both engaged in advanced product manufacturing and related services, are scheduled to be separated on July 1st this year to become one of the wholly-owned subsidiaries of NEC Electronics. At the same time, the assembly and testing operations of NEC Yamaguchi, Ltd. will be separated and transferred to NEC Semiconductors Kyushu, Ltd. on October 1st this year, becoming one of the two assembly and testing companies NEC Electronics owns in Japan. These reorganization plans are part of the NEC Electronics' management reform initiative aimed to improve overall production efficiency through organizational restructuring.

New founded company

The ULSI Manufacturing Engineering Division and Advanced SoC Line Operation Division are both located in the Sagamihara compound of NEC Electronics, about 30 kilometers west of Tokyo. The new company, to be named in the future, will assume operations of the two divisions and will provide three main services: prototyping services including advanced process fabrication; mass production-related services such as establishment of new process line and contract production; and equipment related services such as development, sales, and maintenance of equipment and components. All the shares of the new company will be allocated to NEC Electronics. With approximately 1,300 employees, the new company is projected to have annual sales of about 22 billion yen in fiscal year 2004 ending March 2005. By separating operations related mainly to advanced manufacturing skills and services that differ greatly in nature from other NEC Electronics' business operations, the company intends to strengthen focus on providing semiconductor solutions with improved management efficiency. Under the new structure, all manufacturing operations at NEC Electronics will be undertaken by the company's subsidiaries and affiliates.

— more —

Integration of assembly and testing subsidiaries

Upon the integration of NEC Yamaguchi's back-end production (assembly and testing) operations into NEC Semiconductors Kyushu, NEC Semiconductors Kyushu will be reborn as a new company with 1,540 employees and estimated annual sales of 65 billion yen in fiscal year 2004 ending March 2005, and NEC Semiconductors Kyushu will allocate all its new shares to NEC Electronics, the parent company of NEC Yamaguchi. The new company, yet to be named, will specialize in assembly and testing of leading-edge packages such as system-in-package (SiP) and high-pin-count packages including flip-chip ball grid array (FCBGA). NEC Yamaguchi currently has both front-end (fabrication) and back-end operations, and will intensify its focus on front-end operation after this reorganization. As a result of the establishment of the new company, back-end production in Japan at NEC Electronics will be undertaken by only two subsidiaries, the new company and NEC Fukui, Ltd., which will further accelerate operational efficiency improvement at the company.

"Since the foundation of the company in November 2002, NEC Electronics has been evolving as an independent entity apart from NEC Corporation, with one of the main steps being the IPO in July 2003," said Kyoji Yamamoto, Executive Vice President and Member of the Board, NEC Electronics Corporation. "We also have been striving to increase our competitive edge in the fiercely competitive global market by promoting management reform as well as structural reorganization. A recent example of timely and effective reform includes the sale of the Takahata plant, handling assembly and testing operations of NEC Yamagata, enabling NEC Yamagata to focus on front-end production. Our goal with this reorganization is to further pursue efficiency in management and operations to serve our customers better."

An overview of the new companies can be found in the attachment to this press release.

About NEC Electronics Corporation

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 24 subsidiaries worldwide as of April 1, 2004 including NEC Electronics America, Inc. (www.necelam.com) and NEC Electronics (Europe) GmbH (www.ee.nec.de). For additional information about NEC Electronics worldwide, visit www.necel.com.

<Attachment>

Overview of the New Company to Be Established in Sagamihara

1. Name: To be decided
2. Location of headquarters: To be decided
3. Representative: To be decided
4. Establishment: July 1, 2004 (Planned)
5. Stock capital: To be decided
6. Employees: Approx. 1,300
7. Sales: Approx. 22 billion yen (Fiscal year 2004 ending March 2005, forecast)
7. Major operations:
    1) Prototyping services including advanced process fabrication
    2) Mass production related services such as establishment of new process line and contract production
    3) Equipment related services such as development, sales, and maintenance of equipment and components

Overview of the New Company to Be Established through Integration of NEC Yamaguchi's Back-End Operations and NEC Semiconductors Kyushu

1. Name: To be decided
2. Location of headquarters: Yanagawa City, Fukuoka Prefecture, Japan
3. Representative: To be decided
4. Establishment: October 1, 2004 (Plan)
5. Stock capital: To be decided
6. Employees: Approx. 1,540
7. Sales: Approx. 65 billion yen (Fiscal year 2004, ending March 2005, forecast)
7. Major operations:

    Assembly and testing of leading-edge packages including SiP and FCBGA

###

NEWS RELEASE

NEC

Press Contact:
Hisashi Saito / Seiko Yabuuchi
NEC Electronics Corporation
+81-44-435-1664
press@necel.com

NEC Electronics Announces Construction of New Factory Building at NEC Yamagata

KAWASAKI, Japan, April 5, 2004 — NEC Electronics Corporation and its wholly owned subsidiary, NEC Yamagata, Ltd., today announced plans to construct a new semiconductor factory building on NEC Yamagata's main plant grounds.

The new factory building will be located adjacent to a building in which a 300-mm-diameter wafer fabrication line is currently being constructed, and will occupy an area of 11,500 square meters. The new building will also be designated for 300-mm wafer production and will have a total processing capacity of 10,000 wafers per month when the production equipment is fully installed and operational. Construction of the new building is scheduled to start in May 2004, with completion slated for December 2004. Construction costs are estimated to be about 5 billion yen.

As previously announced, construction of a 300-mm wafer line with a monthly production capacity of 4,000 wafers has been underway in an existing NEC Yamagata building since late 2003. However, the decision to add an adjacent building was made to enable flexible support for increases in demand by facilitating expansion of the existing line.

"As a dedicated system LSI manufacturer, we aim to provide solutions that meet customers' needs," said Junshi Yamaguchi, senior vice president of NEC Electronics Corporation. "This also is a timely facility investment as customer satisfaction is a top priority, and this development will enable us to keep pace with our customers' demands. Typically, construction of a factory building requires a lengthy period of time, but we see this as an investment in the future that will give us more flexibility to meet our customers' requirements."

An overview of NEC Yamagata and the new factory building can be found in the attachment to this press release.

— more —

About NEC Electronics Corporation

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 24 subsidiaries worldwide as of April 1, 2004 including NEC Electronics America, Inc. (www.necelam.com) and NEC Electronics (Europe) GmbH (www.ee.nec.de). For additional information about NEC Electronics worldwide, visit www.necel.com.

<Attachment>

Overview of NEC Yamagata

1. Name: NEC Yamagata, Ltd.
2. Location of headquarters: Tsuruoka City, Yamagata Prefecture
3. Representative: Hiroshi Aoyama, President
4. Establishment: June 22, 1964
5. Stock capital: 1 billion yen
6. Employees: Approx. 2,100 (as of end of September, 2003)
7. Sales: Approx. 73 billion yen (Fiscal year 2003 ended March 31, 2003)
8. Major operations: Manufacture of semiconductor products

Overview of New Factory Building

1. Location: Adjacent to main plant and head office of NEC Yamagata
2. Area: Approx. 11,500 square meters
3. Construction cost: Approx. 5 billion yen
4. Start of construction: May 2004
5. End of construction: December 2004
6. Schedule of clean room installation: To be decided
7. Schedule of equipment installation: To be decided
8. Capacity: (When equipment is fully installed) Approx. 10,000 300-mm wafers per month
9. Product manufactured: Advanced processes including 90 nm

###